September 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	RiverPark Funds Trust
File Nos. 333-167778 and 811-22431
Pre-Effective Amendment No. 3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RiverPark Funds Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, so that it will become effective on September 28, 2010, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Mary Stokes of Blank Rome LLP at (215) 569-5530.

SEI Investments Distribution Co. (“SIDCO”) hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission’) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;
(ii)	does not relieve the SIDCO. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	may not be asserted by SIDCO as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

SEI Investments Distribution Co.

By:   /s/  John Munch
        Secretary